UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIAS RENOVÁVEIS S.A.

Publicly held corporation

CNPJ/MF no. 08.439.659/0001-50

CPFL ENERGIA S.A.

Publicly held corporation

CNPJ/MF no. 02.429.144/0001-93

CPFL GERAÇÃO DE ENERGIA S.A.

Publicly held corporation

CNPJ/MF no. 03.953.509/0001-47

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), CPFL Geração de Energia S.A. (“CPFL Geração”) and CPFL Energias Renováveis S.A. (“Company”), in compliance with the provisions of Law No. 6404 of December 15, 1976, as amended ("Corporations Act") and the Instructions of the Brazilian Securities Commission ("CVM") No. 358, of January 3, 2002 ("CVM Instruction 358"), and No. 319, of December 3, 1999 ("CVM Instruction 319"), as amended, hereby disclose as follows:

1.    Operation: As previously reported in the Material Fact of February 17, 2014 by CPFL Energia, CPFL Geração and the Company, the Company and CPFL Geração, a subsidiary of CPFL Energia, signed an association agreement with Arrow - Fundo de Investimento em Participações ("Arrow"), WF2 Holding S.A. ("WF2") and Dobrevê Energia S.A. ("DESA"), whereby the terms and conditions for the association between DESA and the Company ("Association") were set forth, through merger by the Company, of WF2, a holding that owns the entire capital stock of DESA ("Merger"). In this regard, the proposed Merger will be submitted for resolution by the shareholders of the Company and WF2, pursuant to Articles 224-227 of the Corporations Act, in accordance with the terms and conditions set forth in the “Protocol and Justification of Merger of WF2 Holding S.A. by CPFL Energias Renováveis S.A” signed by the Officers of both companies in this date (the “Protocol and Justification of Merger”).

1.1.    Description of the Operation

The Merger operation shall be implemented in the context and under the terms and conditions provided for in the Association Agreement (as defined below) entered into between the Company, Arrow, WF2, DESA and, in the  capacity of intervening consenting party, CPFL Geração, on February 17, 2014 (the "Association Agreement").

The Association will be concluded between the Company and Arrow, current sole shareholder of WF2, upon (a) approval and implementation of the Merger by the parties and their shareholders, subject to the terms of the Protocol and Justification of Merger, with an increase in the Company’s capital in the amount of R$ 481,833,915.27 (four hundred eighty-one million eight hundred thirty-three thousand, nine hundred and fifteen reais and twenty-seven cents) and creation of a capital reserve in the amount R$ 37,434,506.25 (thirty seven million, four hundred thirty-four thousand, five hundred six reais and twenty-five cents), corresponding to the portion of the price for issuance of the new shares that will exceed the book value per share of the Company (values that when summed equal the total value of the net assets of WF2); and (b) issuance of a total of 61,752,782 (sixty one million, seven hundred fifty-two thousand, seven hundred eighty-two) new common shares by the Company, which shall be fully subscribed by Arrow, sole shareholder of WF2. Because of this Merger, (a) WF2 will be extinguished and the Company shall be considered as its legal successor in all its rights and obligations; (b) all assets and liabilities of WF2 will be held and operated by the Company, and (c) Arrow will become a shareholder of the Company.

Upon the Merger, Arrow will reach a total equity interest in the Company’s capital stock equivalent to 12.27% of the capital stock, and the composition of the Company's capital stock (already considering the consequent dilution of current shareholders) will be as follows:

Shareholders	Qty of Registered Common Shares	Interest %
CPFL Geração de Energia S.A.*	259,748,799	51.61
Arrow – Fundo de Investimento em Participações*	61,752,782	12.27
Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI	31,974,420	6.35
FIP Brasil Energia (BTG Pactual)*	31,439,288	6.25
Secor LLC (Eton Park)*	24,255,307	4.82
FIP Pátria Energia*	21,064,242	4.19
Pátria Energia Renovável – FIP em Infraestrutura*	3,699,532	0.74
Bradesco FIP*	13,104,207	2.60
GMR Energia*	8,498,104	1.64
Daniel Gallo*	267,781	0.05
Others	47,745,979	9.49
Total	503,282,660	100.00

               * Shareholders parties of the Company’s Shareholders Agreement

1.2.    Objectives and Benefits

Whereas the Company and DESA are companies in the same line of business, the managements of the Company and WF2, sole shareholder of DESA, approved the proposed Merger because they understand that the association between the companies will consolidate their position in the renewable energy industry in Brazil, and will provide synergy gains resulting from the unification of the companies’ activities, which will have a more efficient structure for the development of their projects, with potential economy of technical, supply, and other general and administrative costs, in addition to enabling greater growth and profitability of the businesses developed by the companies.

The unification of ownership and management, as well as the integration of the competences of each of the companies with the Merger will result in strengthening the Company's position in the Brazilian renewable energy market, consolidating its operation in key geographic regions of the Country.

The implementation of this Association will cause the Company to have 2,108.2 MW of power in operation and under construction, with strong presence in the four major renewable energy technologies currently developed in the country - Wind Farms, Small Hydroelectric Plants, Solar and Biomass Thermal Power Plants.

1.3.        Goodwill

There will be no goodwill resulting from the Merger that may be amortized as tax benefit under the Brazilian tax laws.

1.4.        Costs

The estimated costs of the Merger are of R$ 16,834,224.68 (sixteen million, eight hundred thirty-four thousand, two hundred twenty-four reais and sixty-eight cents), including expenses for publications, audits and financial, legal, accounting and operational advisors.

1.5.        Corporate Approvals

The terms and conditions of the Merger, as described in the Protocol and Justification of Merger shall be subject to the approval of the Special Shareholders’ Meetings of the Company and WF2 to be held on September 30, 2014.

2. Corporate and Business Acts Preceding Operation: The proposed Merger was approved (a)  by the Board of Directors of CPFL Energia, in the capacity of indirect controlling shareholder of the Company, and the Board of Directors of CPFL Geração, at meetings held on September 8, 2014, (b)  by the Board of Directors of the Company at a meeting held on September 9, 2014; and (c)  by the Board of Directors of WF2, at a meeting held on September 09, 2014. Moreover, the Merger received favorable vote of the Audit Committee, according to a meeting held on August 28, 2014.

3. Exchange Ratio: Arrow, in the capacity of sole shareholder of WF2, will be granted 0.098288972 new common share issued by the Company for each common share issued by WF2 (the "Exchange Ratio"), which will grant rights equal to those granted by the other existing common shares issued by the Company, including full payment of dividends and/or interest on shareholders’ equity that may be declared by the Company from the date of issuance of such shares.

The Exchange Ratio was defined taking into account the economic value of each company determined by their respective managements, in view of the nature of their activities, in a set of economic, operational and financial premises applicable to the companies. The Exchange Ratio was freely negotiated and agreed by the companies’ management, in an independent and isonomic manner, and reflects adequately, the best evaluation of the Company and WF2, being therefore considered fair by the companies’ management.

Thus, according to the discussions held between the companies, the merger operation herein proposed is considered equitable.

4. Company's Capital Stock: The capital increase to be implemented in the Company as a result of the approval of the Merger will be made based on the value of the net equity of WF2, calculated based on the audited financial statements as of December 31, 2013. For the preparation of the evaluation report of the value of the net equity of WF2 to be transferred to the Company, the managements of the companies hired PricewaterhouseCoopers Independent Auditors, a company specialized in evaluations, headquartered in the city of Barueri, State of São Paulo, on Alameda Caiapós, 243, 2º andar, conjunto H, Tamboré, registered with CNPJ/MF under No. 61.562.112/0018-79 and CRC under no 2SP000160/O-5.

Based on the evaluation of the net equity of WF2, the merger of WF2 will result in an increase of the Company’s capital at the amount of R$ 481,833,915.27 (four hundred eighty-one million eight hundred thirty-three thousand, nine hundred and fifteen reais and twenty-seven cents). Therefore, the Company’s capital stock will increase from R$ 2,908,393,213.70 (two billion, nine hundred and eight million, three hundred ninety-three thousand, two hundred and thirteen reais and seventy cents) divided into 441,529,878 (four hundred forty one million, five hundred and twenty-nine thousand and eight hundred seventy-eight) common shares, to R$ 3,390,227,128.97 (three billion, three hundred and ninety million, two hundred and twenty-seven thousand, one hundred twenty-eight reais and ninety-seven cents), divided into 503 282 660 (five hundred and three million, two hundred and eighty-two thousand, six hundred and sixty) book-entry common shares with no par value, through the issuance of 61,752,782 (sixty-one million , seven hundred fifty-two thousand, seven hundred eighty-two) book-entry common shares with no par value at the issue price of R$ 8.408826367 each, to be fully subscribed by Arrow, and a capital reserve will be created in the amount of R$ 37,434,506.25 (thirty seven million, four hundred thirty-four thousand, five hundred six reais and twenty-five cents), corresponding to the value of the issuance price of new shares that will exceed the book value per share of the Company.

5. Right of dissent and appraisal: The Merger will not confer the right of dissent and appraisal to Arrow, sole shareholder of WF2, considering that Arrow will approve the Merger without restrictions, nor right of dissent and appraisal to the Company’s shareholders, under the applicable laws.

6. Absence of Conflicts of Interest: PricewaterhouseCoopers Independent Auditors said in its evaluation that (i) there was no conflict or pooling of interests, current or potential, with any of the shareholders of the companies, or with respect to the Merger; and (ii) the shareholders or managers of the companies did not direct, restrict, hinder or perform any acts that have or may have compromised access, use or knowledge of information, assets, documents or work methodologies relevant to the quality of the conclusions.

7. Effects Arising out of the Operation:  Changes in equity occurring from December 31, 2013 until the date when the Merger is finally approved will be directly appropriated by the Company.

Upon the approval of the Merger, WF2 will be extinguished, and its local, state and federal registrations and enrollments, books, invoices and other entries will be closed for all legal purposes. Upon approval of the Merger, the Company will become the universal successor of WF2, assuming, as a result, all assets and liabilities, rights and obligations of WF2, pursuant to article 227 of the Corporations Act.

There will be, as a result of the Merger, no changes to the property and political rights of the existing shares issued by the Company and of the new shares issued by the Company granted to Arrow, including, without limitation, dividends (or other compensations) that may be declared by the Company after approval of the Merger, even if based on pre-merger income.

The companies are not aware of the existence of liabilities and/or contingent liabilities not recorded to be absorbed by the Company due to the Merger.

8. Approval by Government Authorities: The consummation of the Association was previously authorized by the competent Brazilian government authorities, namely, the National Agency of Electrical Energy (ANEEL) and the Administrative Council for Economic Defense (CADE).

9. Availability of Documents: In compliance with the provisions of Article 2, XVII, of CVM Instruction 319 (i) information relating to the amendment of the Company's Articles of Association, pursuant to Article 11 of CVM Instruction No. 481, of December 17, 2009 (“CVM Instruction No. 481”); (ii) information relating to the Company's capital increase, pursuant to Article 14 of CVM Instruction 481; (iii) information relating to the evaluators of the Company, pursuant to Article 21 of CVM Instruction 481; (iv) copy of the Protocol and Justification of Merger, pursuant to article 3 of CVM Instruction 319; and (v) copy of the Evaluation Report pursuant to Article 4 of CVM Instruction 319; will be available to the Company’s shareholders, as of this date, and may be consulted at the Company's headquarters and on the website (http://www.cpflrenovaveis.com.br/ri/Default.aspx), as well as websites of CVM and BM&FBOVESPA, and may be consulted by the Company’s shareholders, as provided for in the applicable regulations.

São Paulo, September 09, 2014.

Marcelo Souza

Financial and Investor Relations Officer

CPFL Energias Renováveis S.A.

Gustavo Estrella

Deputy CFO and Investor Relations Officer

CPFL Energia S.A.

Gustavo Estrella

Financial and Investor Relations Officer

CPFL Geração de Energia S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 9, 2014

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.